07/10/2017 03:00:25 PM 3218197
Recording Fee $78.00 Page 1 of 6
Contract SMITH & DERTING PLLC
Okanogan County Washington

Recording Requested By and
When Recorded Mail To:

Smith & Derting, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840

AMENDMENT TO REAL ESTATE CONTRACT

SELLER:	DONALD N. DIXON and JOANNE G. DIXON, husband and wife, and their heirs, successors and assigns
PURCHASER:	GREEN VENTURE CAPITAL CORPORATION, a foreign corporation and its successors and assigns
Abb. Legal:	TAX 1 PT LOT 1 DIXON SHORT PLAT 2009-07; MH 6409
Tax Parcel ID #	8814610101

Reference Nos. of Related Documents: 3207410

THIS AMENDATORY AGREEMENT is made this 3rd day of July, 2017, by and between DONALD N. DIXON and JOANNE G. DIXON, husband and wife, and their heirs, successors and assigns, as Seller, and GREEN VENTURE CAPITAL CORPORATION, a foreign corporation and its successors and assigns, as Purchaser, WITNESSETH:

WHEREAS, Seller and Purchaser have heretofore entered into a Real Estate Contract under date April 7, 2016 for the sale and purchase of certain real property described therein, said Contract being recorded April 8, 2016 under Auditor's File No. 3207410 records of Okanogan County, Washington, herein the Contract;

WHEREAS, the parties do now desire to amend said Contract.

NOW, THEREFORE, Seller and Purchaser do hereby agree as follows:

1. Bougainville Ventures, Inc., a foreign corporation, shall be added as an additional purchaser. The purchasers shall now be Green Venture Capital Corporation, a foreign corporation and Bougainville Ventures, Inc., a foreign corporation;

117162
EXCISE TAX PAID
$1535.00
JUL 10 2017
BY
TREASURER OKANOGAN COUNTY

Smith & Derting, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840
509-422-1601

2. The final payment date shall be October 1, 2017 when the entire remaining purchase price and interest shall be paid in full (balloon payment);

3. The Purchaser shall make a $100,000 (U.S. Dollars) lump sum payment by July 10, 2017 at 5:00 pm to the escrow agent designated in the Real Estate Contract;

4. The Purchaser shall pay all legal costs, transaction fees, real estate excise tax and recording costs of the herein amendment. In addition, Purchaser shall pay to Seller the sum of $ 455.00 (U.S. Dollars), by July 10, 2017 at 5:00pm as reimbursement for attorney's fees incurred by Seller in this transaction;

5. Any notices to the Purchaser pursuant to Paragraph 18 of the Real Estate Contract shall be addressed as follows:

Purchasers: Green Venture Capital Corporation
15066 82nd Ave.
Surrey, B.C. V3S 7V6, CANADA

Bougainville Ventures, Inc.
15066 82nd Ave.
Surrey, B.C. V3S 7V6, CANADA

Except as amended herein all other terms and provisions of the Real Estate Contract between the parties hereto as above described shall be and remain in full force and effect.

IN WITNESS WHEREOF, the parties have hereunto set their hands under date above written.

SELLER:

Donald N. Dixon

Joanne G. Dixon

Smith & Derting, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840
509-422-1601

07/10/2017 03:00:25 PM 3218197
Recording Fee $78.00 Page 3 of 6
Contract SMITH & DERTING PLLC
Okanogan County Washington

PURCHASER:

Green Venture Capital Corporation

By: Richard Cindric, Director

Bougainville Ventures, Inc.

By: Richard Cindric, Director

STATE OF ____________)
) ss.
COUNTY OF ____________)

I certify that I know or have satisfactory evidence that **Donald N. Dixon and Joanne G. Dixon** are the persons who appeared before me, and said persons acknowledged that they signed this instrument and acknowledged it to be their free and voluntary act for the uses and purposes mentioned in the instrument.

GIVEN under my hand and official seal this _____ day of ___________, 2017.

Notary Public in and for the State of _________.
Residing at ____________________.
My commission expires ________________.

Smith & Derting, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840
509-422-1601

PURCHASER:

Green Venture Capital Corporation

By: Richard Cindric, Director

Bougainville Ventures, Inc.

By: Richard Cindric, Director

STATE OF Oregon)
) ss.
COUNTY OF Cook)

I certify that I know or have satisfactory evidence that **Donald N. Dixon and Joanne G. Dixon** are the persons who appeared before me, and said persons acknowledged that they signed this instrument and acknowledged it to be their free and voluntary act for the uses and purposes mentioned in the instrument.

GIVEN under my hand and official seal this 3 day of July, 2017.

OFFICIAL STAMP
DYLAN L. YANKOVICH
NOTARY PUBLIC - OREGON
COMMISSION NO. 935103
MY COMMISSION EXPIRES JANUARY 25, 2019

Notary Public in and for the State of Oregon.
Residing at US Bank.
My commission expires Jan 25, 2019

Smith & Derting, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840
509-422-1601

07/10/2017 03:00:25 PM 3218197
Recording Fee $78.00 Page 5 of 6
Contract SMITH & DERTING PLLC
Okanogan County Washington

STATE OF WASHINGTON)
) ss.
COUNTY OF OKANOGAN)

I hereby certify that I know or have satisfactory evidence that **Richard Cindric** is the person who appeared before me, and said person acknowledged that he signed this instrument, on oath stated that he is authorized to execute the instrument and acknowledged it as the **Director of Green Venture Capital Corporation** to be the free and voluntary act of such party for the uses and purposes mentioned in this instrument.

GIVEN under my hand and official seal this 10th day of July, 2017.

MARY E. DERTING
COMMISSION EXPIRES
NOTARY PUBLIC
5-05-18
STATE OF WASHINGTON

Notary Public in and for the State of WA.
Residing at Okanogan.
My commission expires 5/5/18.

STATE OF WASHINGTON)
) ss.
COUNTY OF OKANOGAN)

I hereby certify that I know or have satisfactory evidence that **Richard Cindric** is the person who appeared before me, and said person acknowledged that he signed this instrument, on oath stated that he is authorized to execute the instrument and acknowledged it as the **Director of Bougainville Ventures Inc.** to be the free and voluntary act of such party for the uses and purposes mentioned in this instrument.

GIVEN under my hand and official seal this 10th day of July, 2017.

MARY E. DERTING
COMMISSION EXPIRES
NOTARY PUBLIC
5-05-18
STATE OF WASHINGTON

Notary Public in and for the State of WA.
Residing at Okanogan.
My commission expires 5/5/18.

Smith & Dering, PLLC
Attorneys At Law
P.O. Box 845
Okanogan, WA 98840
509-422-1601

Exhibit A
Real Estate Contract
Legal Description

That portion of Lot 1, Dixon Short Plat 2009-07, as per plat thereof recorded under Okanogan County Auditor's File No. 3149505, situated within Section 19, Township 40 North, Range 28 East, W.M., Okanogan County, Washington, lying South of the following described line:

COMMENCING at the center of Section 19, a found monument, from which the West quarter corner of said Section 19, a found monument, bears South 88°11'18" West a distance of 2506.33 feet; THENCE along the East line of Lot 4 of said Dixon Short Plat, South 00°56'36" East a distance of 444.30 feet to a point on the southern right of way line of the Old Great Northern Railway and the TRUE POINT OF BEGINNING; THENCE leaving said East line, North 86°58'50" West a distance of 740.60 feet; THENCE South 85°52'46" West a distance of 245.48 feet; THENCE South 66°35'25" West a distance of 367.68 feet to a point on the West line of Lot 1 of said Dixon Short Plat and the TERMINUS of said line.

Containing an area of 4.33 acres more or less.

TOGETHER WITH AND SUBJECT TO any and all rights of way, easements, restrictions and covenants of record or apparent.

CALLAWAY & DETRO PLLC
Attorneys at Law
700-A Okoma Drive
Omak, WA 98841
Tele (509)826-5316
Fax (509)826-4704